

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2011

P. van der Harst
Chief Financial Officer
RBS Holdings N.V.
Gustav Mahlerlaan 10
P.O. Box 12925 / HQ3091
1100 AX Amsterdam
The Netherlands

      Re: RBS Holdings N.V.
             Form 20-F for the fiscal year ended December 31, 2009
             Filed March 26, 2010
             File No. 001-14624

Dear Mr. van der Harst:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days, by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2009
General

1.   In light of the fact that you continue to engage in certain transactions in Iran, and to hold a limited number of accounts in Iran, including accounts for clients recognized as being owned or controlled by the government of Iran, please discuss for us supplementally the applicability of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, recently enacted by the United States, and the corresponding Iranian Financial Sanctions Regulations, recently promulgated by OFAC. If these provisions are applicable, please discuss how you expect them to impact your business. In this regard, please discuss the extent to which you are a party to contracts with the U.S. government.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik of the Office of Global Security Risk at (202) 551-3333, Eric Envall at (202) 551-3234, or me at (202) 551-3698 with any questions.

Sincerely,

Mark Webb
Legal Branch Chief